EXHIBIT 99.1

POET Technologies Schedules Investor Day and Annual Meeting of Shareholders

SAN JOSE, Calif., May 04, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that it will host an Investor Day for shareholders, stakeholders and analysts on May 17, 2016.  The event will be held at The Vintage Conservatory, Suite 102, 100 Lombard Street in Toronto, ON.

POET also announced that its Annual General and Special Meeting of Shareholders (“AGSM”) has been scheduled for July 7, 2016, in San Jose, CA.

POET’s Investor Day will include a series of presentations by the Company’s senior leadership team. Management presentations are scheduled to begin at 9:30 a.m. EDT and conclude at 11:30 a.m. EDT.  The presentation will also be webcast beginning at 9:30 a.m. EDT on May 17, 2016, and will be able to be accessed from POET’s investor relations section of its website at www.poet-technologies.com.  To listen to the live webcast, please visit this website approximately 15 minutes prior to the start of the event to register, download and install any necessary audio software. A replay will be available shortly after the presentation on the POET website for 90 days.  Pre-submitted questions may be sent to rf@poet-technologies.com in advance until May 16, 2016.  Expected topics to be covered include POET’s strategic, development and commercialization initiatives.

The AGSM is scheduled for 9:00 a.m. PDT on Thursday, July 7, 2016, at the Courtyard San Jose Airport, 1727 Technology Drive, San Jose CA.  The Record Date for voting and receiving notice of the AGSM has been set at May 27, 2016.  The Company will be using the “Notice and Access” method for this AGSM, whereby only a proxy or a voting instruction form (“VIF”) will be mailed to the shareholders of the Company (the “Shareholders”) and the Information Circular will be available for download from the Company’s website at www.poet-technologies.com/agm following the said mailing.  A proxy or VIF will be mailed to the Shareholders on or about June 6, 2016 and will contain the details of the meeting and the instructions for downloading the Information Circular or requesting a hard copy.

The Company’s Transfer Agent will be mailing a proxy to the Shareholders who hold their shares in their own names (“Registered Shareholders”) and a VIF to the Shareholders who have consented to having their broker release the details of their shareholdings to the Company (known as Non Objecting Beneficial Owners or “NOBO Shareholders”).   Shareholders will be able to vote online, by fax or by mail.  The Shareholders who have objected to having their information shared with the Company (known as Objecting Beneficial Owners or “OBO Shareholders”) may, at the discretion of their broker, receive a VIF mailed by the broker or its agent.  NOBO and OBO Shareholders will be required to return their VIF within the time frame, and in the manner, set out in the instructions contained in the VIF.  If they wish to attend the AGSM and vote personally, they must appoint themselves as proxyholder before the cut-off time and date set-out in the VIF.  All proxy votes must be received by the Company’s transfer agent no later than 12:00 noon (EDT) on July 5, 2016. Shareholders may want to contact their broker to verify whether they are on the NOBO or OBO list and, if desired, request a change of their status before the Record Date.

About POET Technologies Inc.

POET is a developer of opto-electronics fabrication processes. POET believes that the advanced opto-electronics fab processes platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart-system fabrication.  More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

For further information:

Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's plans to host an Investor Day and live webcast as well as the details and timing of the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes in plans Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075